COMPANY FACT SHEET

©May 2018

INVESTOR RELATIONS:
MARK GILBERT, MAGELLAN FIN, LLC
PHONE 317-361-2392
TOM NELSON, TEN ASSOCIATES
PHONE: 480-326-8577
investors@12ReTech.com

12 ReTech Corporation:
Ticker: (OTC: RETC)

Sector: Technology
Industry: Retail / Technology
Website: www.12ReTech.com

About 12 ReTech Corporation (OTC: RETC)

At our core, we are a software company whose technology allows retailers to combat the dual threats of Walmart and Amazon — both online and in physical stores. Our microbrand rollup acquisition strategy allows us to demonstrate the effectiveness of our software, devise and test new products, while providing shareholder value through immediate revenue and earnings growth. The Company operates through our subsidiaries on three continents: 12 Hong Kong, Ltd., 12 Japan, Ltd., 12 Europe A.G., 12 Retail Corporation (and its subsidiaries in North America including E-Motion Apparel, Inc.). For more information please visit our website at www.12ReTech.com.

Key Statistic	
Price 05/29/2018	$0.075
52 Week High	$2.610
52 Week Low	$0.020
Average Volume (30 day)	38,669
Market Cap 05/29/2018	$6.7 million
Shares Outstanding	83.0 million
EPS - FY2017	-$0.01

Source: OTC Markets & Company

Acquisition Transactions

June 27, 2017 12 ReTech acquires 12 Hong Kong Ltd in a reverse merger. 12 Hong Kong is the technology developer and IP owner.

July 31, 2017 12 ReTech acquires 12 Japan Ltd as the Asia based business operations of the Company.

October 26, 2017 12 ReTech acquires 12 Europe A.G. as the European based business operations of the Company.

March 12, 2018 12 ReTech acquires E-motion Apparel, Inc as its first microbrand.

Pending Acquisitions

Active Fashion Group – Founded in 1998 nearly $20M in revenue, $1.2M in adjusted EBIDTA (announced Letter of Intent pending completion) Leverage our technologies and experience to increase online revenues from $350k per year to $6M (projected)

The J Peterman Company – Founded in 1987, Nearly $20M in Revenue, $250K in adjusted EBITDA. An iconic brand, known from a American television favorite sit-com, "Seinfeld", where John O'Hurley played Elaine's boss, Jacopo Peterman.

Krazy Larry, Inc. – Nearly $7.4M in revenue, $1.6M in EBITDA. Sells to 1,800 boutiques. The opportunity exists to sell our other apparel products to Krazy Larry, Inc.'s wholesale customer base located mainly in resorts.

Industry Comparisons

Peer Comparisons as of May 29, 2018	Next Year's Earnings Estimate	Forward P/E Multiple	Share Price
Shopify	$0.58	247.05	$143.29
12 ReTech	$0.05	1.5	$0.08
Etsy	$0.57	53.35	$30.41

Business Highlights

May 31, 2018 12 ReTech enters negotiations to deploy 12 Technology Suite in additional Itoya store that will open soon in Yokohama, Japan.

May 17, 2018 12 ReTech and The Hunger Project Launch 12Sconti in Switzerland.

May 10, 2018 Emotion Apparel to Launch New Website which will feature the cutting edge technology of 12 Online Solutions.

May 1, 2018 12 ReTech Announces 12SkyEye™

March 12, 2018 12 ReTech acquires E-motion Apparel, Inc as its first microbrand.

February 2, 2018 12 ReTech appoints RotenbergMeril as its PCAOB Certified Auditor.

November 29, 2017 12 ReTech Gets Pilot Project with Manor AG of Switzerland.

Investment

Three reasons to invest in 12 ReTech:

- Proven patented technology helps retailers compete with Walmart and Amazon.
- Acquires undervalued brands and uses its technology to enhance their value.
- Experienced management team.

SOYBU
SOYBU
Lexi Luu
EMOTION APPAREL
KRAZY LARRY